Mail Stop 3561

December 21, 2006

Via Fax & U.S. Mail

Mr. Todd Huss
Chief Financial Officer
5455 Spine Road, Suite C
Boulder, Colorado 80301

> **Re:** **Global Casinos, Inc.**
> **Form 10-KSB for the year ended June 30, 2006**
> **Filed October 10, 2006**
> **File No. 000-15415**

Dear Mr. Huss:

We have reviewed your response letter dated December 15, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the year ended June 30, 2006

Notes to the Financial Statements

- General

1. We note from your response to our prior comment 1 that no liability was recorded at June 30, 2006 because the financial effect at June 30, 2006 was deemed to be immaterial. Please tell us the amount of the liability that would have been recorded as of June 30, 2006 if you had accounted for the Sharpshooters Club in accordance with EITF 00-22 for the year ended June 30, 2006. If the amount is material to the financial statements at June 30, 2006, please tell us why you believe the change in accounting for the Sharpshooter's Club liability should be accounted for as a change in estimate versus a correction of an error. Please note that even though you changed your methodology for analyzing and recording the activity in the Sharpshooters club in the first quarter of fiscal year 2007, we believe that a liability should be recorded as of June 30, 2006 for the estimated obligation at the time the revenue is recognized and the players begin earning points. See paragraph 10 of EITF 00-22.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief